Exhibit 21.1

Subsidiaries of Alteryx, Inc.

Name of Subsidiary	Jurisdiction
Alteryx ANZ Holdings Pty Limited	Australia
Alteryx ANZ Pty Limited	Australia
Alteryx Canada Inc.	Canada
Alteryx Cayman	Cayman Islands
Alteryx Cayman II	Cayman Islands
Alteryx Czech Republic s.r.o.	Czech Republic
Alteryx France SARL	France
Alteryx GmbH	Germany
Alteryx Japan GK	Japan
Alteryx Singapore Pte. Ltd.	Singapore
Alteryx UK Ltd	England and Wales
Alteryx Ukraine LLC	Ukraine
Yhat, LLC	Delaware